

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Michael P. Gavin
President and Chief Executive Officer
Madison Bancorp, Inc.
9649 Belair Road, Suite 300
Baltimore, Maryland 21236

Re: Madison Bancorp, Inc.
 Registration Statement on Form S-1
 Filed June 11, 2010
 File No. 333-167455

Dear Mr. Gavin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. If true, please revise here and elsewhere in the filing to indicate that the passbook savings rate at Madison Square Federal Savings Bank (the "<u>Bank</u>") is subject to change at any time.

Summary, page 1

After-Market Performance of Mutual-to-Stock Conversions, page 5

2. Please revise the table to include the average, median, high and low information for the OTCBB company transactions in addition to the information provided under the row "All Transactions".

Benefits of the Offering to Management, page 6

3. Revise disclosure related to the equity incentive plan to disclose when such plan is expected to be adopted and implemented and whether a vote from shareholders will be required. If you intend to adopt the plan more than one year after the conversion, indicate whether you expect to increase the number of shares available for restricted stock awards. Finally, discuss your current intention with respect to funding the plan (i.e., through open market purchases or from authorized but unissued shares).

How to Purchase Common Stock, page 10

4. The filing refers to both a "conversion center" and a "stock information center". Please revise to use one consistent term.

How We Will Use the Proceeds of this Offering, page 11

5. We note that the Company states that it has no specific plans to use the proceeds of the offering to diversify its businesses and acquire other companies. Revise to indicate whether it has any plans, arrangements or understandings to diversify or acquire other companies at this time.

Risk Factors, page 13

Risks Related to Our Business, page 13

6. Please revise the first risk factor to describe the strategic initiatives you will pursue in order to overcome the challenges you face and improve earnings. Also, include a section in the Summary of the prospectus that describes your recent operating results and the strategic initiatives you have identified.

Risks Related to Our Business, page 14

7. Revise the last sentence of the risk factor entitled "Continued turmoil in the financial markets could have an adverse effect on our financial position or results of operations" to separate the numbered items into bulleted format, similar to the formatting used on page 19.

Risks Related to this Offering, page 17

8. We note that page 64 of the Conversion Valuation Appraisal Report (the "Appraisal") references the Bank's plan to hire additional lending personnel in an effort to expand its lending activity and market penetration. Revise the disclosure in the Risks Related to the Offering to note this.

Risks Related to this Offering, page 18

9. In the risk factor entitled "A significant percentage of our common stock will be held by our directors and executive officers and benefit plans", revise the share amounts that will be held by the directors, officers and employees at the minimum and maximum of the offering ranges to include the equity incentive plan.

Use of Proceeds, page 23

10. You indicate that you may need regulatory approvals to engage in some of your proposed uses of proceeds. Please elaborate.

Our Business, page 34

Market Area, page 34

11. We note that unemployment rates are provided for the state of Maryland and compared against the national rate, whereas US Census statistics on demographic and economic growth trends are presented for Baltimore County, Harford County and Baltimore City and compared to the state of Maryland. Please revise to do the following:

    *   present the unemployment rates broken down for Baltimore County, Harford County and Baltimore City;
    *   provide the 2008 median household income for Baltimore City;
    *   provide the breakdown of deposits and loans in each of the three areas mentioned above; and
    *   address what impact the 2.1% population decrease in Baltimore City in from April 2000 to July 2009 might have on the Bank's business.

Lending Activities, page 35

12. Please revise the generalized statements regarding the Company's lending practices (i.e., "We typically do not offer second mortgage loans with loan-to-value ratios exceeding 80%" and "We generally do not offer interest only residential mortgage loans") to specify under what circumstances exceptions would apply to such practices.

Subsidiaries, page 42

13. Please provide the assets, liabilities and net income (loss) for the most recent practicable date of Madison Financial Services Corporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Securities, page 49

14. In the second to last sentence of the third full paragraph, strike the language "not more likely than not" and either replace it with "unlikely" or "likely", as appropriate.

Noninterest Revenue, page 56

15. We note that you recorded an other-than-temporary impairment charge of $283 thousand in the current year relating to nonagency securities received in a redemption in-kind of your previously held investment in the AMF Ultra Short Mortgage mutual fund during the prior year. As it relates to this redemption in-kind, please tell us and consider amending your filing to address the following:

  • Tell us the specific securities received in this redemption in-kind, whether they were securities previously held by the mutual fund, in addition to your classification and accounting for these securities prior to and on the day of the redemption in-kind; and
  • We also note that you received proceeds of $6.4 million relating to the sale of securities received as a result of the redemption in-kind, which resulted in a loss of $1.2 million during the year ended March 31, 2009. Please tell us what specific securities were sold, when they were sold in comparison to when you received the redemption in-kind, and the reasons for your decision to sell these securities.

  Please also consider providing us with any additional information deemed necessary for a complete understanding of this redemption in-kind and your related accounting, such as a timeline detailing the triggering events that lead to the specific recognition of these transactions in your financial statements. We are specifically referring to the loss recorded for the year ended March 31, 2009 and the impairment charge taken during the year ended March 31, 2010. Please also advise as to whether there were any other transactions recorded in your financial statements related to this investment that are not already separately disclosed.

Liquidity Management, page 63

16. Discuss liquidity on both a long-term and short-term basis. See instruction 5 to Item 303(a) of Regulation S-K.

Our Management, page 67

Board of Directors, page 67

17. Please revise Mark J. Lax's biography to include the names of the two companies where he served as vice president and provide a brief description of those companies.

Regulation and Supervision, page 76

18. You may not qualify this discussion by reference to the actual statutes and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

The Conversion and Stock Offering, page 85

How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 97

19. Please add information listing the fees paid to Feldman Financial Advisors, Inc. ("Feldman") during the past three fiscal years, and disclose if no fees were paid.

How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 98

20. Please add a subparagraph after the first full paragraph that explains what Feldman did under each of the three valuation procedures and what conclusions were reached for each.

21. In the last sentence of the third full paragraph, please explain how the 7.6% and 10.6% discounts were calculated.

22. Please revise the table to specifically list the peer group companies that Feldman used for comparison in the Appraisal.

23. We note the disclosure in the Appraisal that all of the selected peer group companies are NASDAQ companies even though the Company's shares will be quoted on the OTCBB. Please provide similar disclosure in the registration statement and please provide an explanation as to why no OTCBB companies were used.

Index to Consolidated Financial Statements of Madison Square Federal Savings Bank, page 108

24. Please note the updating requirements pursuant to Rule 8-08 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-6

Note 4: Loans Receivable, page F-13

25. We note your disclosure of a $50 thousand specific reserve related to a $608 thousand impaired loan as of March 31, 2010. We note further disclosure on page 58 that this is a

participation loan totaling $2.7 million relating to the rehab and sale of a historic building consisting of 14 for sale units in Baltimore City. Please provide us with a comprehensive analysis of this loan relationship including a timeline of events detailing its credit performance which supports your decision to record a specific reserve during the fiscal year ended March 31, 2010. Specifically address the following:

- Tell us the relevant payment history, LTV statistics including how you determined the value of collateral and when you classified this loan as nonperforming;
- Tell us whether you originated this loan and sold participation interests to other financial institutions or whether you purchased this loan participation. If you purchased this loan participation, tell us further the involvement and communications had with the lead bank which served as the basis for your specific reserve determination;
- Tell us how you determined the amount of provision to record at period end specifically identifying the triggering events and key information supporting the amounts recorded; and
- Tell us whether you or the lead bank obtained an independent appraisal that supported the provision recorded and the current carrying value of this loan. If an appraisal was obtained, please provide us with the relevant information provided in this report which supports your accounting. Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.). If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of this loan.

Due to the significance of this loan please also amend your filing to present a summary of this information to allow for an understanding of how and when you recorded the provision for loan loss related to this participation loan.

Back Cover

26. Revise the language of the dealer prospectus delivery obligation to be consistent with Item 502 of Regulation S-K.

Exhibit 5.1

27. In the opinion paragraph, counsel should delete the qualification regarding due adoption of a pricing resolution.

Exhibit 8.1

28. It is not appropriate for counsel to base the opinions in paragraphs 4 and 5 on the position described in the first sentence following opinion paragraph 6. Please revise. Please also make appropriate revisions to the Material Income Tax Consequences section in the prospectus.

Exhibit 8.2

29. Reliance on the opinion can be limited with regard to purpose, but not person. Please revise.

Exhibit 23.2

30. Please provide an updated consent from your independent accountants in your next amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
            Mr. Joel E. Rappoport, Esq.
            Kilpatrick Stockton LLP
            (202) 204-5620